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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 AND ENDING December 31, 2017

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CVF Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

343 Millburn Avenue, Suite 208
(No. and Street)

Millburn	**NJ**	**07041**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Furman **(973) 564-5600**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

27 Beach Road, Suite C0-5B	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DM

OATH OR AFFIRMATION

I, **Mark Furman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CVF Securities, Inc.**, as of **December 31, 2017**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public

OFFICIAL SEAL
MARIA FLIZACK
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires July 19, 2019

This report ** contains (check applicable boxes):

X	(a) Facing Page
X	(b) Statement of Financial Condition
X	(c) Statement of Income (Loss)
X	(d) Statement of Changes in Financial Condition
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g) Computation of Net Capital
X	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
X	(i) Information relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption Report)
X	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
	(k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l) An Oath or Affirmation
	(m) A copy of the SIPC Supplemental Report.
	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

CVF SECURITIES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2017

(With Supplementary Information)

CVF SECURITIES, INC

TABLE OF CONTENTS

	PAGE NUMBER
FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2017:	
Report of Independent Registered Public Accounting Firm	1-2
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-8
SUPPLEMENTARY INFORMATION YEAR ENDED DECEMBER 31, 2017:	
Schedule of Computation of Net Capital under rule 15c3-1 of the Securities and Exchange Commission	9
Report of Independent Registered Public Accounting Firm	10
Rule 15c3-3 Exemption Report	11

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
CVF Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CVF Securities, Inc., as of December 31, 2017, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes [and schedules] (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CVF Securities, Inc., as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CVF Securities, Inc.'s management. Our responsibility is to express an opinion on CVF Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CVF Securities, Inc., in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) has been subjected to audit procedures performed in conjunction with the audit of CVF Securities, Inc.'s financial statements. The supplemental information is the responsibility of CVF Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records,

as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as CVF Securities, Inc.'s auditor since 2016.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 15, 2018

CVF SECURITIES, INC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS:	
CASH	$12,054
PREPAID EXPENSES	2,500
TOTAL ASSETS	**$14,554**
LIABILITIES AND STOCKHOLDER'S EQUITY:	
LIABILITIES – ACCOUNTS PAYABLE	0
STOCKHOLDER'S EQUITY:	
Common stock - $.01 par value; 1,000 shares authorized, 10 shares issued and outstanding	1
Additional paid-in capital	9,899
Surplus or (Deficit)	4,654
Total stockholder's equity	9,038
LIABILITIES AND STOCKHOLDER'S EQUITY	**$14,554**

The accompanying notes are an integral part of these financial statements.

CVFSECURITIES, INC

STATEMENT OF INCOME

DECEMBER 31, 2017

INCOME	**$13,500**
EXPENSES:	
MANAGEMENT/CONSULTING AND OTHER FEES	-
ADMINISTRATIVE FEES & RENT	600
PROFESSIONAL FEES	3,000
DUES AND REGISTRATION	3,155
MISCELLANEOUS	709
TOTAL EXPENSES	7,464
INCOME BEFORE INCOME TAXES	**6,036**
INCOME TAXES	520
NET INCOME	**$5,516**

The accompanying notes are an integral part of these financial statements.

CVF SECURITIES, INC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2017

	Common Stock $0.01 Par Value		Additional Paid–in		Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCE – JANUARY 1, 2017	10	$1	$9,899	($862)	$9,038
NET INCOME	-	-	-	5,516	5,516
BALANCE – DECEMBER 31, 2017	10	$1	$9,899	$4,654	$14,554

The accompanying notes are an integral part of these financial statements.

CVF SECURITIES, INC

STATEMENT OF CASH FLOWS
DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
NET INCOME	$5,516
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
CHANGES DUE TO PREPAID EXPENSES	(1,000)
CHANGES DUE TO ACCOUNTS PAYABLE & ACCRUED EXPENSES	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,516
NET INCREASE (DECREASE) IN CASH	**4,516**
CASH – JANUARY 1, 2017	7,538
CASH – DECEMBER 31, 2017	**$12,054**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid for Income taxes	$520

The accompanying notes are an integral part of these financial statements.

1. ***NATURE OF BUSINESS***

General - CVF Securities, Inc. (the "Company") was formed on October 12, 1989, primarily to facilitate the placement of debt and equity securities by its clients and to engage in merger and acquisition activities. The Company also provides related services including, but not limited to consulting and valuation services. The Company is registered as a broker-dealer with the Securities and Exchange Commission and FINRA (Financial Industry Regulatory Authority).

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Revenue Recognition - Revenue is recognized as earned. Fees are recorded when all aspects of a proposed transaction are satisfied and the earnings process is complete, and is typically based on either the amount of capital raised for a client in a transaction or the gross sales proceeds received by a client in a transaction.

Use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates; management does not expect such variances, if any, to have a material effect on the financial statements.

Income Taxes - The Company files its income tax returns using the cash method of accounting. Generally, accrual of expenses is the only temporary difference resulting from the use of this method rather than the accrual method as required by generally accepted accounting principles. At December 31, 2017, the Company has available net operating loss carryforwards of $9,453 after taking into effect fiscal 2017 operating results, which expire through the year 2032. The federal and state corporate tax returns are subject to examination by the applicable federal and state tax authorities for the years 2014 through 2017.

The deferred tax benefit attributable to the carryforwards amounting to approximately $3,308 has been offset by a valuation allowance as ultimate collection or realization of the benefit is uncertain.

3. **ANTI- MONEY LAUNDERING PROGRAM**

The Company does not engage in the retail brokerage business and, as such, does not maintain customer accounts, accept or hold any customer or outside deposits or otherwise engage in any transactions, directly or indirectly, which would give rise to segregated or co-mingled accounts from, or with, outside patties. Additionally, the Company does not engage in trading activities nor does it make investments of any kind, for itself or any outside parties, nor does it maintain any deposit accounts related thereto.

The Company's sole bank account is actively monitored for suspicious activity and/or any unusual inflows or outflows on a daily basis as part of its Anti-Money Laundering (AML) program. The activity in our bank account is also subjected annually to internal and external review during our annual audit, which is performed in accordance with generally accepted auditing standards and in compliance with

PCAOB. No deposits or payments were identified by any party during the auditing processes that were not in the ordinary course of the Company's operations.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $12,054 which was $7,054 in excess of its required net capital and total indebtedness of $2,500 which was approximately 20% of net capital.

5. ECONOMIC DEPENDENCY AND RISK

During 2017, approximately 75% and 15% of total fee income was earned from two customers, respectively.

The Company may periodically maintain cash balances at a commercial bank in excess of the Federal Deposit Insurance Corporation insurance limit.

The Company markets its services nationally, the Company's customers are sensitive to swings in economic cycles and their financial requirements will vary accordingly.

6. RELATED PARTY TRANSACTIONS

The Company pays fees to VF Capital ("VF"), a related entity, for certain advisory and consulting services rendered by VF to the Company or otherwise upon request by either party. Additionally, to the extent that VF incurs any out of pocket expenses on behalf of the Company, the Company reimburses VF for such costs.

Contractually, no advisory or consulting fees are payable to VF, in the event that the Company does not have any fee income and the Company shall not be liable to VF for any expenses, directly or indirectly incurred by VF on the Company's behalf under such conditions. Such fees and reimbursed costs amounted to $600 for the fiscal year ending December 31, 2017. Notwithstanding the preceding, the Company reimburses VF for office and occupancy costs at the current rate of $50 per month, which is subject to change in subsequent periods upon review by both parties or singular adjustments as required.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events for the Company through February 15, 2018, the date these financial statements were available to be issued. No recognizable or reportable subsequent operating events affecting the Company were identified. However, on January 26, 2018, the Company's sole shareholder entered into an agreement to sell 100% of the stock of the Company to an unaffiliated third party, the closing which is subject to numerous terms and conditions and approval of the ownership change, for regulatory purposes, subject to final FINRA approval.

CVF SECURITIES, INC

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

TOTAL STOCKHOLDER'S EQUITY AND TOTAL CAPITAL	$14,554
Aggregate indebtedness	$ 2,500
Net Capital after deducting aggregate indebtedness	$12,054
Percentage of aggregate indebtedness to net capital	20%
Minimum net capital required	$5,000
EXCESS NET CAPITAL OVER MINIMUM REQUIREMENT	**$7,054**

There were no material differences between the computation for determination of net capital as required under Rule I 5c3-I included in this report, and the computation included with the Company's unaudited FOCUS report as at December 31, 2017.

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
CVF Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CVF Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which CVF Securities, Inc., claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) CVF Securities, Inc., stated that CVF Securities, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception. CVF Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CVF Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 15, 2018

Rule 15c3-3 Exemption Report

December 31, 2017

This is to certify that, to the best of my knowledge and belief:

CVF SECURITIES, INC. ("CVF") is exempt from Rule 15c3-3 reporting pursuant to provision 15c-3(k)(2)(i) of SEC Rule 15c3-3 (the "exemption provisions").

CVF met the identified provision throughout the most recent fiscal year (2017) without exceptions as the company is a non-carrying broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. Otherwise CVF would have promptly transmitted all funds and delivered all securities received in connection with our activities as a broker dealer (which were not applicable).

On behalf of CVF this Exemption Report is hereby authorized and submitted as of December 31, 2017 by its President, Mark Furman.

Mark Furman

President